Exhibit 99.1

Yalla Group Limited Announces Unaudited Third Quarter 2023 Financial Results

DUBAI, UAE, November 20, 2023 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operating Highlights

•
Revenues were US$85.2 million in the third quarter of 2023, representing an increase of 6.4% from the third quarter of 2022.
o
Revenues generated from chatting services in the third quarter of 2023 were US$53.9 million.
o
Revenues generated from games services in the third quarter of 2023 were US$31.2 million.
•
Net income was US$35.2 million in the third quarter of 2023, a 44.3% increase from US$24.4 million in the third quarter of 2022. Net margin1 was 41.4% in the third quarter of 2023.
•
Non-GAAP net income2 was US$38.3 million in the third quarter of 2023, a 30.3% increase from US$29.4 million in the third quarter of 2022. Non-GAAP net margin3 was 44.9% in the third quarter of 2023.
•
Average MAUs4 increased by 13.6% to 35.1 million in the third quarter of 2023 from 30.9 million in the third quarter of 2022.
•
The number of paying users5 on our platform decreased by 2.6% to 11.2 million in the third quarter of 2023 from 11.5 million in the third quarter of 2022 due to a near-term game mechanism adjustment.

Key Operating Data	For the three months ended
	September 30, 2022	September 30, 2023

Average MAUs (in thousands)	30,896	35,096

Paying users (in thousands)	11,541	11,236

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein; YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat and WeMuslim do not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat and WeMuslim. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We were pleased to achieve strong results in the third quarter of 2023,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “We recorded all-time high revenues of US$85.2 million in the third quarter of 2023, beating the upper end of our guidance, while year-over-year revenue growth from games services exceeded 30% once again. Notably, our net income increased by 44.3% year over year to US$35.2 million during the quarter. Our robust quarterly results demonstrate our operational success in refining processes, enhancing the gamification of our flagship applications, improving our gaming mechanics and optimizing user acquisition. These efforts have empowered us to build a more engaged community of users, reflected by a 13.6% year-over-year increase in our group’s average MAUs to 35.1 million. Our high-value users also exhibited a great willingness to spend on enhanced gamification features, driving the ARPPU6 up to US$7.35 in the third quarter of 2023, compared with US$6.89 in the third quarter of 2022.

“Thanks to our consistent game iterations and engagement of our existing Yalla user community, our two hard-core games have gained traction in the MENA region. We see immense room for growth in this sector and as such, we are determined to gradually increase our investment in the mid-core and hard-core game business, unleashing our growth potential in this flourishing market,” Mr. Yang added. “Moving forward, we remain confident in the growth opportunities presented by MENA’s increasingly pivotal role on the global stage and the region’s rapid digital transformation. As the largest MENA-based online social networking and gaming company, we are dedicated to building relationships locally and globally to broaden our business horizons and fulfill local users’ evolving online social networking and entertainment needs.”

Ms. Karen Hu, CFO of Yalla, commented, “We delivered a robust third quarter performance, highlighted by our record-high revenues and impressive net margin enhancement. Our relentless efforts to streamline costs as well as our enhanced, ROI-focused marketing strategy continued to yield positive outcomes, enabling us to elevate our overall efficiency. As a result, we improved our net margin to 41.4% and non-GAAP net margin to 44.9% in the third quarter of 2023. As we head into the fourth quarter, we will continue to execute our high-quality growth strategy with focus on efficiency and profitability enhancement. We believe our solid fundamentals and strong cash position will support us well to capture future opportunities as we strive to create sustainable value for our shareholders in the long run.”

Third Quarter 2023 Financial Results

Revenues

Our revenues were US$85.2 million in the third quarter of 2023, a 6.4% increase from US$80.1 million in the third quarter of 2022. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 13.6% from 30.9 million in the third quarter of 2022 to 35.1 million in the third quarter of 2023. Our solid revenue growth was also partially attributable to the significant increase in ARPPU, which grew from US$6.89 in the third quarter of 2022 to US$7.35 in the third quarter of 2023.

In the third quarter of 2023, our revenues generated from chatting services were US$53.9 million, and revenues from games services were US$31.2 million.

Costs and expenses

Our total costs and expenses were US$52.8 million in the third quarter of 2023, a 5.0% decrease from US$55.6 million in the third quarter of 2022.

Our cost of revenues was US$27.8 million in the third quarter of 2023, a 6.1% decrease from US$29.6 million in the same period last year, primarily due to lower technical service fees resulting from more disciplined management. Cost of revenues as a percentage of our total revenues decreased to 32.6% in the third quarter of 2023, compared with 36.9% in the third quarter of 2022.

Our selling and marketing expenses were US$11.3 million in the third quarter of 2023, a 5.5% decrease from US$12.0 million in the same period last year, primarily driven by lower share-based compensation expenses recognized in the third quarter of 2023. Selling and marketing expenses as a percentage of our total revenues decreased from 14.9% in the third quarter of 2022 to 13.3% in the third quarter of 2023.

Our general and administrative expenses were US$7.3 million in the third quarter of 2023, a 14.5% decrease from US$8.6 million in the same period last year, primarily driven by lower share-based compensation expenses recognized in the third quarter of 2023. General and administrative expenses as a percentage of our total revenues decreased from 10.7% in the third quarter of 2022 to 8.6% in the third quarter of 2023.

6 “ARPPU” refers to average revenues per paying user in a given period, which is calculated by dividing (i) revenues for such period, by (ii) the number of paying users for such period. When calculating the ARPPU, we include revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla (since the fourth quarter of 2022) and Ludo Royal (since the third quarter of 2023) in a given period.

Our technology and product development expenses were US$6.4 million in the third quarter of 2023, a 16.6% increase from US$5.5 million in the same period last year, primarily due to an increase in salaries and benefits for our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 6.9% in the third quarter of 2022 to 7.5% in the third quarter of 2023.

Operating income

Operating income was US$32.4 million in the third quarter of 2023, a 32.3% increase from US$24.5 million in the third quarter of 2022.

Non-GAAP operating income7

Non-GAAP operating income in the third quarter of 2023 was US$35.4 million, a 20.4% increase from US$29.5 million in the same period last year.

Interest income

Our interest income was US$5.6 million in the third quarter of 2023, compared with US$0.8 million in the third quarter of 2022, primarily due to a significant increase in interest rates applicable to the Company’s bank deposits and a continued increase in the Company’s cash position.

Income tax expense

Our income tax expense was US$0.71 million in the third quarter of 2023, a 10.2% decrease from US$0.79 million in the third quarter of 2022.

Net income

As a result of the foregoing, our net income was US$35.2 million in the third quarter of 2023, a 44.3% increase from US$24.4 million in the third quarter of 2022.

Non-GAAP net income

Non-GAAP net income in the third quarter of 2023 was US$38.3 million, a 30.3% increase from US$29.4 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.23 and US$0.20, respectively, in the third quarter of 2023, while basic and diluted earnings per ordinary share were US$0.16 and US$0.14, respectively, in the same period of 2022.

7 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share8

Non-GAAP basic and diluted earnings per ordinary share were US$0.24 and US$0.21, respectively, in the third quarter of 2023, compared with US$0.19 and US$0.17, respectively, in the same period of 2022.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of September 30, 2023, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$545.1 million, compared with US$453.0 million as of December 31, 2022.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2024, in the third quarter of 2023, the Company repurchased 1,670,735 American depositary shares (“ADSs”) representing 1,670,735 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$8.5 million. Cumulatively, the Company completed cash repurchases in the open market of 3,972,876 ADSs, representing 3,972,876 Class A ordinary shares, for an aggregate amount of approximately US$35.5 million, as of September 30, 2023. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$114.5 million as of September 30, 2023.

Outlook

For the fourth quarter of 2023, Yalla currently expects revenues to be between US$73.0 million and US$80.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

8 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, November 20, 2023, at 8:00 PM U.S. Eastern Time, Tuesday, November 21, 2023, at 5:00 AM Dubai Time, or Tuesday, November 21, 2023, at 9:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	9043914

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until November 27, 2023, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	5229914

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenue in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	September 30, 2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	407,256,837	267,454,622
Restricted cash	—	417,839
Term deposits	20,000,000	236,761,209
Short-term investments	25,788,304	40,476,760
Amounts due from a related party	—	111,665
Prepayments and other current assets	28,652,840	33,453,298
Total current assets	481,697,981	578,675,393
Non-current assets
Property and equipment, net	2,121,613	1,952,303
Intangible asset, net	1,328,470	1,198,768
Operating lease right-of-use assets	1,950,364	2,993,403
Long-term investments	3,833,750	1,328,491
Other assets	15,406,078	15,080,531
Total non-current assets	24,640,275	22,553,496
Total assets	506,338,256	601,228,889

LIABILITIES
Current liabilities
Accounts payable	5,382,276	1,147,827
Deferred revenue	35,957,485	44,468,280
Operating lease liabilities, current	858,452	1,286,661
Accrued expenses and other current liabilities	22,821,168	24,017,537
Total current liabilities	65,019,381	70,920,305
Non-current liabilities
Operating lease liabilities, non-current	744,612	1,118,285
Amounts due to a related party	709,789	616,904
Total non-current liabilities	1,454,401	1,735,189
Total liabilities	66,473,782	72,655,494

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,356	13,726
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	294,406,395	309,383,994
Treasury stock	(27,014,697)	(35,527,305)
Accumulated other comprehensive loss	(1,701,111)	(2,862,193)
Retained earnings	174,880,748	261,038,063
Total shareholders’ equity of Yalla Group Limited	440,587,164	532,048,758
Non-controlling interests	(722,690)	(3,475,363)
Total equity	439,864,474	528,573,395
Total liabilities and equity	506,338,256	601,228,889

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	US$	US$	US$	US$	US$
Revenues	80,061,650	79,246,363	85,187,360	228,489,731	237,952,336
Costs and expenses
Cost of revenues	(29,568,306)	(28,330,815)	(27,772,226)	(86,368,643)	(83,955,518)
Selling and marketing expenses	(11,951,117)	(12,378,490)	(11,292,732)	(35,685,652)	(35,026,197)
General and administrative expenses	(8,567,865)	(8,018,573)	(7,325,451)	(23,541,724)	(25,508,418)
Technology and product development expenses	(5,487,884)	(6,586,078)	(6,396,426)	(19,199,167)	(20,393,692)
Total costs and expenses	(55,575,172)	(55,313,956)	(52,786,835)	(164,795,186)	(164,883,825)
Operating income	24,486,478	23,932,407	32,400,525	63,694,545	73,068,511
Interest income	777,581	4,623,275	5,612,861	1,005,132	13,354,425
Government grants	51,483	4,560	228	212,015	182,447
Investment (loss) income	(104,944)	529,308	435,545	(255,715)	1,456,742
Impairment loss of investments	—	—	(2,509,480)	—	(2,509,480)
Income before income taxes	25,210,598	29,089,550	35,939,679	64,655,977	85,552,645
Income tax expense	(788,985)	(821,149)	(708,673)	(2,182,641)	(2,146,180)
Net income	24,421,613	28,268,401	35,231,006	62,473,336	83,406,465
Net loss attributable to non-controlling interests	206,347	1,202,160	994,099	520,944	2,750,850
Net income attributable to Yalla Group Limited’s shareholders	24,627,960	29,470,561	36,225,105	62,994,280	86,157,315
Earnings per ordinary share
——Basic	0.16	0.19	0.23	0.41	0.54
——Diluted	0.14	0.16	0.20	0.36	0.47
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	155,190,724	158,871,859	160,554,831	152,244,358	159,134,347
——Diluted	177,347,900	180,752,549	183,111,650	176,347,667	181,460,639

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	US$	US$	US$	US$	US$
Cost of revenues	1,065,549	923,513	627,760	3,914,210	2,581,522
Selling and marketing expenses	1,059,009	1,014,371	532,001	4,755,921	2,517,707
General and administrative expenses	2,462,675	3,242,981	1,633,262	11,788,894	8,121,521
Technology and product development expenses	379,994	315,173	255,677	1,048,923	920,127
Total share-based compensation expenses	4,967,227	5,496,038	3,048,700	21,507,948	14,140,877

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023
	US$	US$	US$	US$	US$
Operating income	24,486,478	23,932,407	32,400,525	63,694,545	73,068,511
Share-based compensation expenses	4,967,227	5,496,038	3,048,700	21,507,948	14,140,877
Non-GAAP operating income	29,453,705	29,428,445	35,449,225	85,202,493	87,209,388

Net income	24,421,613	28,268,401	35,231,006	62,473,336	83,406,465
Share-based compensation expenses, net of tax effect of nil	4,967,227	5,496,038	3,048,700	21,507,948	14,140,877
Non-GAAP net income	29,388,840	33,764,439	38,279,706	83,981,284	97,547,342

Net income attributable to Yalla Group Limited’s shareholders	24,627,960	29,470,561	36,225,105	62,994,280	86,157,315
Share-based compensation expenses, net of tax effect of nil	4,967,227	5,496,038	3,048,700	21,507,948	14,140,877
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	29,595,187	34,966,599	39,273,805	84,502,228	100,298,192

Non-GAAP earnings per ordinary share
——Basic	0.19	0.22	0.24	0.56	0.63
——Diluted	0.17	0.19	0.21	0.48	0.55
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	155,190,724	158,871,859	160,554,831	152,244,358	159,134,347
——Diluted	177,347,900	180,752,549	183,111,650	176,347,667	181,460,639